Exhibit (a)(5)(B)

NIO Inc. Announces Completion of the Repurchase Right Offer for Its
0.00% Convertible Senior Notes due 2026

SHANGHAI, China,  February 1, 2024 (GLOBE NEWSWIRE) — NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced that it has completed its previously announced repurchase right offer relating to its 0.00% Convertible Senior Notes due 2026 (CUSIP No. 62914VAE6) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Wednesday, January 31, 2024. Based on information from The Deutsche Bank Trust Company Americas, as the paying agent for the Notes, US$300,536,000.00 aggregate principal amount of the Notes (the “Repurchase Price”) were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The Company has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had validly exercised their Repurchase Right. Following settlement of the repurchase, US$912,000.00 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.nio.com.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

For more information, please visit: http://ir.nio.com

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